# SEC Schedule 13D/A (Amendment No. 6) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Scilex Holding Company, CIK 0001820190
CUSIP: 80880W205
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Date of event which requires filing of this statement: 07/03/2026
Filed by CIK 0001994894
Persons authorized to receive notices and communications: Xiao Xu, Sole Manager, SCLX Stock Acquisition JV LLC, 960 San Antonio Road, Palo Alto, California (CA), 94303, 650-516-4310

## Reporting persons
- SCLX Stock Acquisition JV LLC (CIK 0001994894): type of reporting person: other (OO); citizenship or place of organization: Texas (TX); does not affirm membership in a group (box b); source of funds: subject company funds (SC); sole voting power 30,029,378; shared voting power 0; sole dispositive power 30,029,378; shared dispositive power 0; aggregate amount beneficially owned 30,029,378 (11.4% of the class)
  Comment: Note to Rows 7, 9, 11: Comprised of (i) 958,263 shares of common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company (the "Issuer"), (ii) 14,018 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Amendment No. 6 to Schedule 13D (this "Amendment No. 6") has been filed with the Securities and Exchange Commission ("SEC"), and (iii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer ("Series A Preferred Stock") which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Issuer's Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022 (the "Certificate of Designations")) by $10.00) and as of the date of this Amendment No. 6 such preferred stock is entitled to 848,106 votes as a result of adjustments to the conversion price of such preferred stock in accordance with the terms of the Certificate of Designations.
  
  Note to Row 13: Percent of class beneficially owned is calculated based on 8,491,267 shares of Common Stock outstanding as of May 15, 2026, plus 14,018 shares of Common Stock issuable upon exercise of warrants held by the Reporting Person that are exercisable within 60 days of the date on which this Amendment No. 6 has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person are not included in this percentage. The Reporting Person's aggregate voting power, including shares of Series A Preferred Stock (which as of the date of this Amendment No. 6 such preferred stock is entitled to 848,106 votes as a result of adjustments to the conversion price of such preferred stock in accordance with the terms of the Certificate of Designations) and assuming the exercise of all warrants held by the Reporting Person, is 19.3%.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: Scilex Holding Company
Address of issuer's principal executive offices: 960 San Antonio Road, Palo Alto, California (CA), 94303
Comment: EXPLANATORY NOTE: This Amendment No. 6 to Schedule 13D ("Amendment No. 6") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission ("SEC") on September 29, 2023 (as amended to date, the "Schedule 13D"), relating to the common stock, par value $0.0001 per share ("Common Stock"), of Scilex Holding Company, a Delaware corporation (the "Issuer"). Except as specifically provided herein, this Amendment No. 6 does not modify any of the information previously reported in the Schedule 13D. Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On April 15, 2025, the Issuer effected a reverse stock split of the Common Stock at a ratio of 1-for-35 (the "Reverse Stock Split"). The share information in this Amendment No. 6 reflects the effect of the Reverse Stock Split.

On July 3, 2026, the Reporting Person entered into a letter agreement (the "Letter Agreement") with the Issuer and Quantum Scan Holdings, Inc. ("Q Scan"), pursuant to which the Reporting Person transferred 500,000 shares of Common Stock held by the Reporting Person to Q Scan in exchange for shares of common stock of Q Scan. The price at which such shares are being transferred to Q Scan will be based on the closing price of the shares of Issuer common stock on the Nasdaq Capital Market on the last trading day immediately prior to the transfer of such shares pursuant to the Letter Agreement.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See responses to Items 11 and 13 on the cover page.
Number of shares as to which each person has sole or shared power to vote or dispose: See responses to Items 7, 8, 9 and 10 on the cover page.
Transactions in the class effected during the past sixty days: Except as set forth in this Amendment No. 6, the Reporting Person has not effected any transactinos of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Letter Agreement and is incorporated herein by reference. A copy of the Letter Agreement is attached as an exhibit to this Amendment No. 6 and is incorporated herein by reference.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: Letter Agreement, dated July 3, 2026, by and among the Issuer, the Reporting Person and Quantum Scan Holdings, Inc.

## Signatures
- SCLX Stock Acquisition JV LLC: /s/ Xiao Xu, Xiao Xu, Sole Manager (07/07/2026)